

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 13, 2007

Via U.S. mail and facsimile

Mr. Robert W. Raiford
Chief Financial Officer
Englobal Corporation
654 Sam Houston Highway, Suite 400
Houston, Texas 77060

> RE: Form 10-K/A for the fiscal year ended December 31, 2006
> Form 10-Q for the period ended March 31, 2007
> File No. 1-14217

Dear Mr. Raiford:

　　We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis, page 27

Results of Operations, page 28

2. Your presentation of non-GAAP pro forma financial information and reference to this non-GAAP financial information as the historical core business on page 30 gives too much prominence to amounts not calculated and presented in accordance with GAAP. Given the guidance of Item 10(e)(1)(i)(A) of Regulation S-K, please consider removing your table of non-GAAP financial information. Amounts that are a business reason for the change between periods, such as the two fixed-price EPC projects that you refer to, should be discussed as one of the business reasons for the change in these applicable GAAP financial statement line items between periods. Please make the appropriate revisions.

3. Please discuss with quantification the business reasons for changes between periods in the sales and operating profit (loss) of each of your segments as well as your corporate operating profit (loss). For example, your discussion should include an explanation of why there was a decrease in corporate operating profit (loss) of $13.4 million from 2005 to 2006. Please also separately discuss with quantification business reasons for changes between periods in the reconciling items, including intercompany eliminations. Your discussion should include why the eliminations are necessary as well as the entities to which they are related.

Liquidity and Capital Resources, page 35

4. Please present principal and interest payments in separate line items in the contractual obligations table. Please also disclose the interest rate you used in calculating estimated future interest payments in your table of contractual obligations.

Consolidated Statements of Operations, page 46

5. Please provide us with the components of the other income (expense) line item for the year ended December 31, 2006. On page 32 of MD&A, you discuss that the components include distributions from PEI investments, insurance proceeds from Hurricane Rita losses, and income from the sale of assets. Please tell us the corresponding amount of each component, and tell us how you determined it was appropriate to exclude each of these components from your determination of operating income (loss). For example, please address how you determined it was appropriate to exclude the income from the sale of assets from your determination of operating income (loss). See paragraph 45 of SFAS 144. Please also tell us more about the nature of the proceeds related to the Hurricane Rita losses in explaining why these amounts should be excluded from operating income (loss).

Note 2. Summary of Significant Accounting Policies, page 50

General

6. Please disclose your accounting policy related to pre-contract costs. In doing so,
    please disclose whether or not pre-contract costs related to unsuccessful contract bids
    are written off in the period you are informed you did not get the specific contract. If
    not, please disclose why not and discuss when they are expensed and your basis for
    that alternative treatment.

Change Orders, page 53

7. Your disclosures on page 31 indicate that there were approximately $17.4 million in
    outstanding unapproved change orders/claims as of December 31, 2006, which
    appears to be the same amount outstanding as of March 31, 2007. Please tell us the
    current status of these change orders/claims. If they have not been approved, please
    tell us why.

8. Please disclose whether the unapproved change order/claim amounts included in your
    determination of revenue include a profit component. If so, please disclose how this
    component amount is determined and why you believe the inclusion of the profit
    component is appropriate under the circumstances.

9. Please disclose your accounting policy related to claims. See paragraph 65 of SOP
    81-1.

Goodwill, page 54

10. Your segment disclosures in Note 18 as well as in Note 8 of your Form 10-Q for the
    quarter ended March 31, 2007 indicate that the systems segment has had recurring
    operating losses. Please tell us more about your goodwill impairment test performed
    at December 31, 2006. Specifically address the following:
    • Tell us what your reporting units were and how you determined these were the
      appropriate reporting units in accordance with SFAS 142; and
    • Tell us how you determined that goodwill related to the Systems segment was not
      impaired in light of its recurring actual losses.

Note 16 – Acquisitions, page 69

11. Please ensure that you provide all the disclosures required by paragraphs 51 through
    54 of SFAS 141. For example, your current disclosures do not clearly state the
    purchase price of the WRC and ATI acquisitions as well as the value assigned to
    equity securities issued in the WRC acquisition as required by paragraph 51(d) of
    SFAS 141.

Note 18 – Segment Information, page 71

12. Please tell us how you determined you have one reportable segment related to your engineering operations. Please tell us what you consider to be your operating segments related to the engineering operations under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your chief operating decision maker is and how you determined your chief operating decision maker in accordance with paragraph 12 of SFAS 131. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

13. Please provide the product and service information required by paragraph 37 of SFAS 131. For the engineering segment, this should include similar presentation to the table that was provided on page 21 of your Form 10-Q for the quarter ended March 31, 2007.

Note 20 – Subsequent Events, page 74

14. You state that in December 2006 you began your plan to merge your Dallas operations with operations being performed in Tulsa and Houston. The transfer of activities at the Dallas office was the result of a decision to consolidate your Dallas office while streamlining or reducing overhead costs. Please clarify whether you incurred any employee termination costs or other types of restructuring costs associated with these cost reductions. If so, clarify when they were recorded and provide the disclosures required by paragraph 20 of SFAS 146 as well as SAB Topic 5:P.4.

Exhibits 31.1 and 31.2

15. Please file an amendment to your Form 10-K to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Specifically, ensure that Item 4(b) is not excluded from your certifications. Please refile the Form 10-K in its entirety. In addition, please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.

Exhibits 32.1 and 32.2

16. Your certifications refer to the fiscal year ended December 31, 2005. Please file an amendment to your Form 10-K to include certifications that refer to appropriate period. Please refile the Form 10-K in its entirety. In addition, please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2007

General

17. Please address the above comments in your interim filings as well.

Exhibits 31.1 and 31.2

18. Please file an amendment to your Form 10-Q to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Specifically, ensure that Item 4(b) is not excluded from your certifications. Please refile the Form 10-Q in its entirety. In addition, please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief